UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 25, 2021

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Material Fact

Resolution No. 590/2021

Dear Sirs,

I am pleased to address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor SA) (the “Company”) in compliance with current regulations, with the purpose to inform that the CNV has requested us to mention the investing public the status of treatment of Resolution 590/2021 of the Ministry of Economy of the Nation, through the Official gazette (www.boletinoficial.gob.ar), which is of public consultation. Mentioned Resolution declared the "Agreement for the Regularization of Obligations for the Transfer of the Concessionaires to the Jurisdictions" dated in 2019 harmful to the general interest, and ordered the suspension of the effects of the administrative procedures of such Agreement.

The Company informs the investing public that, in relation to the journalistic publications regarding the impact of the Resolution, the Company has not issued any official statement that can be construed as the source of such versions.

Furthermore, on October 19, 2021, the Ministry of Economy of Argentina clarified that the Agreement is not suspended and remains in full force and effect.

Yours faithfully,

María José Van Morlegan

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 25, 2021